Exhibit 11.1

ALDILA, INC. AND SUBSIDIARIES

COMPUTATION OF NET INCOME PER COMMON SHARE

(In thousands, except per share amounts)

	Twelve months ended December 31,
	2004	2003	2002

BASIC:
Net income (loss)	$9,320	$(1,726)	$(2,844)

Weighted average number of common shares outstanding	5,027	4,934	4,948

Net income (loss) per common share	$1.85	$(0.35)	$(0.57)

ASSUMING DILUTION:
Net income (loss)	$9,320	$(1,726)	$(2,844)

Weighted average number of common shares outstanding	5,027	4,934	4,948

The number of shares resulting from the assumed exercise of stock options reduced by the number of shares which could have been purchased with the proceeds from such exercise, using the average market price during the period	228	—	—

Weighted average number of common and common equivalent shares	5,255	4,934	4,948

Net income (loss) per common share, assuming dilution	$1.77	$(0.35)	$(0.57)